67088

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

[redacted]

DIVISION OF
CORPORATION FINANCE

06024270

Act Exchange Act of 1934
Section
Rule 13d-1(b)(1)(ii)
Public
Availability January 23, 2006

January 23, 2006

Tong Yu
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Fukoku Seimei Building
2-2 Uchisaiwaicho 2-Chome
Chiyoda-Ku, Tokyo 100-0011
Japan

Re: Mitsubishi UFJ Financial Group, Inc. and Designated Subsidiaries (Incoming Letter dated January 23, 2006)

Dear Mr. Yu:

We are responding to your letter dated January 23, 2006 addressed to Brian V. Breheny and Christina Chalk, as supplemented by telephone conversations with the staff of the Division of Corporation Finance, with regard to your request for no-action relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts set forth in your letter. Each defined term in this letter has the same meaning as in your January 23, 2006 letter, unless we indicate otherwise.

The Division of Corporation Finance will not recommend enforcement action to the Commission if Mitsubishi UFJ Financial Group, Inc. and the Designated Subsidiaries listed in Annex A to your letter report beneficial ownership on Schedule 13G under those circumstances in which they could so report if they were entities of the type identified in Rule 13d-1(b)(1)(ii) under the Securities Exchange Act of 1934.

The foregoing no-action position taken under Rule 13d-1(b)(1)(ii) of the Exchange Act is based solely upon the facts described and the representations made in your letter. In particular, we note your representations regarding the comparability of the relevant foreign laws that govern Mitsubishi UFJ Financial Group, Inc. and the Designated Subsidiaries and the US laws governing entities of the type listed in Rule 13d-1(b)(1)(ii). We also note the undertaking by Mitsubishi UFJ Financial Group, Inc. and the Designated Subsidiaries to furnish to the Commission, upon request, the information that would be required to be disclosed if they filed Schedules 13D.

Any change in the facts described and representations made in your January 23, 2006 letter may change our conclusion. This letter only expresses our position on enforcement action. It does not express any legal conclusions, including, but not limited to, any legal conclusions on the questions presented or the information required to be disclosed on any Schedule 13G filed by Mitsubishi UFJ Financial Group, Inc. or the Designated Subsidiaries.

Sincerely,

Brian V. Breheny
Chief
Office of Mergers and Acquisitions
Division of Corporation Finance

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

ポール・ワイス・リフキンド・ワートン・ギャリソン外国法事務弁護士事務所

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-0011, JAPAN

TELEPHONE (03) 3597-8101 FACSIMILE (03) 3597-8120

1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
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SUITE 1205
NO. 1 EAST CHANG AN AVENUE
DONG CHENG DISTRICT
BEIJING, 100738
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 8518-8828
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12TH FLOOR, HONG KONG CLUB BUILDING
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ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

January 23, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 U.S.A.

Attn: Mr. Brian V. Breheny, Chief
Ms. Christina Chalk, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance

Mitsubishi UFJ Financial Group, Inc. and Designated Subsidiaries
Request to Report on Schedule 13G as Qualified Institutional Investors

Ladies and Gentlemen:

We are writing on behalf of Mitsubishi UFJ Financial Group, Inc. ("MUFG") and certain of its non-U.S. subsidiaries listed in Annex A attached hereto (the "Designated Subsidiaries") to request assurance that the Division of Corporation Finance (the "Division") will not recommend enforcement action by the U.S. Securities and Exchange Commission (the "Commission") if MUFG and the Designated Subsidiaries report beneficial ownership of registered equity securities as required by the rules promulgated under Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Act"), on Schedule 13G based on Rule 13d-1(b)(1) of the Act rather than on Schedule 13D or on Schedule 13G as passive investors, notwithstanding the fact that it and/or they do not technically meet the definitions of the persons listed in Rule 13d-1(b)(1)(ii).

I. Background

A. Description of MUFG

MUFG is a bank holding company organized under the laws of Japan. Formed through the merger between Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc. on October 1, 2005, MUFG is the largest bank holding company in the world when measured by total assets. Through its direct and indirect subsidiaries (collectively, together with MUFG, the "Group"), MUFG provides a broad range of financial services domestically in Japan and internationally to consumer and corporate customers, including commercial banking, investment banking, asset management, trust and securities-related services as well as credit card and consumer financing services. MUFG's shares are listed on the Tokyo Stock Exchange, the Osaka Securities Exchange, the Nagoya Stock Exchange and the London Stock Exchange. In addition, American Depositary Receipts (ADRs) representing MUFG's shares are listed on the New York Stock Exchange.

MUFG engages in various financial services activities in the United States through its subsidiaries and their subsidiaries, branches, offices and agencies. UnionBanCal Corporation, which is approximately 63% owned indirectly by MUFG through The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU"), provides commercial banking services in California, Oregon and Washington through its subsidiary, Union Bank of California. BTMU, which is a wholly-owned Japanese subsidiary of MUFG, has subsidiaries, branches, offices or agencies in California, Georgia, Illinois, Massachusetts, Minnesota, New York, Oregon, Texas, Washington and Washington, D.C., offering various financial services, including commercial banking, investment banking, asset management, trust and securities-related services. In addition, Mitsubishi UFJ Securities (USA), Inc., a U.S. subsidiary indirectly owned by MUFG through Mitsubishi UFJ Securities Co., Ltd. ("MUS"), provides broker-dealer services in New York. Similarly, Mitsubishi UFJ Securities International plc, a U.K. broker-dealer wholly owned by MUS, has a branch office in New York.

B. Description of Designated Subsidiaries

Among the Group companies, the Designated Subsidiaries include the following Japanese, U.K. and Swiss subsidiaries:

Japan

BTMU and The Senshu Bank conduct commercial banking and banking-related activities in Japan. Mitsubishi UFJ Trust and Banking Corporation engages in banking and investment trust activities. Activities similar to those of investment advisers in the United States are conducted by MU Investments Co., Ltd. and Mitsubishi UFJ Asset Management Co., Ltd., while MUS and Mitsubishi UFJ Wealth Management Securities, Ltd. engage in broker-dealer activities. All of the above subsidiaries are organized under the laws of Japan.

United Kingdom

Mitsubishi UFJ Securities International plc is organized under the laws of the United Kingdom and engages in broker-dealer and banking activities. Mitsubishi UFJ Asset Management (UK) Ltd. is also organized under the laws of the United

Kingdom and engages in activities that are similar to those of investment advisers in the United States.

Switzerland

UFJ Bank (Switzerland) Ltd. is organized under the laws of Switzerland and conducts broker-dealer and banking activities.

C. Description of Regulation of MUFG and Designated Subsidiaries

As briefly described below, MUFG and the Designated Subsidiaries are subject to the following regulatory regimes in Japan, the United Kingdom and Switzerland. Please note that we do not practice Japanese, U.K. or Swiss law. The discussion in the following summary pertaining to those jurisdictions is based on our communications with MUFG and its local counsel in Japan, the U.K. and Switzerland.

Japan

As noted above, the Group conducts commercial banking, investment banking, asset management, trust and securities-related services as well as credit card and consumer financing services activities in Japan that are analogous to those of banks, broker-dealers and investment advisers contemplated by Rules 13d-1(b)(1)(ii)(A), (B) and (E) under the Act, respectively. In conducting those activities, the Group companies are subject to extensive regulation, as briefly summarized below, which, taken together, is comparable to the regulatory regime applicable to such activities in the United States. Please note that the regulatory regime in Japan has also been described in previous no-action letters, in response to which no-action relief was granted. See, e.g., Deutsche Bank AG (available Feb. 14, 2002); Morgan Stanley Group Inc. (available Dec. 29, 1995); and Bankers Trust New York Corporation (available May 15, 1990). See also the letter from Mori, Hamada & Matsumoto attached hereto as Annex B confirming that the following descriptions of the Japanese regulatory regime are applicable to MUFG and its Designated Subsidiaries in Japan and that they fairly summarize such Japanese regulatory regime.

Supervision. The Financial Services Agency of Japan ("FSA"), established as an agency of the Cabinet Office in 1998 after several reorganizations of Japanese governmental agencies, is responsible for supervising and inspecting financial institutions, making policy for the overall Japanese financial system and conducting insolvency proceedings with respect to financial institutions. The FSA, if it deems necessary to secure the sound and appropriate operation of a bank holding company's or a bank's business, may request the submission of reports or materials from or conduct an on-site inspection of a bank holding company or a bank, or suspend all or part of the business of a bank. Furthermore, the FSA may revoke the approval of a bank holding company or the license of a bank when a bank holding company or a bank acts contrary to public policy. The Bank of Japan, as the central bank for financial institutions, conducts "on-site inspections," in which its staff visits financial institutions and inspects the assets and risk management systems of those institutions.

The Banking Law. Among the various laws that regulate financial institutions, the Banking Law (Law No. 59 of 1981, as amended) and its related orders and ordinances are regarded as the fundamental law for bank holding companies, banks and other private financial institutions. The Banking Law addresses capital adequacy, inspections and reporting, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm's length transactions.

Bank Holding Company Regulations. In December 1997, the Anti-Monopoly Law was amended to generally permit the creation and existence of holding companies, which had been previously prohibited, except in circumstances in which the existence of a holding company would result in an excessive concentration of economic power. Additional legislative measures relating to holding companies of certain types of financial institutions, such as banks, trust banks and securities companies, were also proposed around this time and they ultimately became effective in March 1998. In connection with those legislative measures and amendments, in December 1997, the Fair Trade Commission amended the guidelines under the Anti-Monopoly Law to relax the standards for approval of a financial institution's stockholdings of more than 5% in another company, thereby permitting a financial institution to acquire interests in other financial institutions.

A bank holding company is prohibited from carrying on any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank (including a trust bank and a long-term credit bank), a securities company, an insurance company or a foreign subsidiary that is engaged in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary any company that is engaged in a business relating or incidental to the businesses of the companies mentioned above, such as a credit card company, a leasing company or an investment advisory company. Companies that cultivate new business fields may also become the subsidiary of a bank holding company.

Capital Adequacy. The capital adequacy guidelines adopted by the FSA that are applicable to Japanese bank holding companies and banks with international operations closely follow the risk-weighted approach proposed by the Basel Committee on Banking Supervision of the Bank for International Settlements, and are intended to further strengthen the soundness and stability of Japanese banks.

Under the risk-based capital framework for credit risk purposes of the capital adequacy guidelines, on-balance sheet assets and off-balance sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty and country transfer risk. Five categories of risk weights (0%, 10%, 20%, 50%, 100%) are applied to the different types of balance sheet assets. Off-balance sheet exposures are taken into account by applying different categories of "credit conversion factors" or by using the "current exposure" method to arrive at credit-equivalent amounts, which are then weighted in the same manner as on-balance sheet assets involving similar counterparties, except that the maximum risk weight is 50% for exposures relating to foreign exchange, interest rate and other derivative contracts.

In addition to credit risks, the guidelines regulate market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. The risks subject to these guidelines are:

- the risks pertaining to interest rate-related instruments and equities in the trading book; and
- foreign exchange risks and commodities risks of the bank.

With regard to capital, the capital adequacy guidelines are in accordance with the standards of the Bank for International Settlement for a target minimum standard ratio of capital to modified risk-weighted assets of 8.0%. Modified risk-weighted assets is the sum of risk-weighted assets compiled for credit risk purposes and market risks multiplied by 12.5. The capital adequacy guidelines place considerable emphasis on tangible common stockholders' equity as the core element of the capital base, with appropriate recognition of other components of capital.

Capital is classified into three tiers, referred to as Tier I, Tier II and Tier III. Tier I capital generally consists of stockholders' equity items, including common stock, preferred stock, capital surplus, retained earnings (which includes deferred tax assets) and minority interests, but recorded goodwill and other items, such as treasury stock, are deducted from Tier I capital. Tier II capital generally consists of:

- general reserves for credit losses, subject to a limit of 1.25% of modified risk-weighted assets;
- 45% of the unrealized gains on investment securities available for sale;
- 45% of the land revaluation excess;
- the balance of perpetual subordinated debt; and
- the balance of subordinated term debt with an original maturity of over five years up to 50% of Tier I capital.

Tier III capital generally consists of short-term subordinated debt with an original maturity of at least two years and which is subject to a "lock-in" provision, which stipulates that neither interest nor principal may be paid if such payment would cause the bank's overall capital amount to be less than its minimum capital requirement. At least 50% of the minimum total capital requirements must be maintained in the form of Tier I capital.

Inspection and Reporting. By evaluating banks' systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the FSA monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The inspection of banks is performed pursuant to a Financial Inspection Manual published by the FSA with a view to emphasizing (1) each bank's self-assessment rather than the advice of the governmental authority and (2) risk management made by each bank instead of a simple assessment of its assets. In recent years, the FSA has continuously conducted special inspections of major banks in Japan regarding the grading and levels of write-offs and provisioning of some of their borrowers.

As explained above, the FSA, if it deems necessary to secure the sound and appropriate operation of a bank holding company's or a bank's business, may request the submission of reports or materials from, or conduct an on-site inspection of, the bank or the bank holding company. If a bank's capital adequacy ratio falls below a specified level, the FSA may request the bank to submit an improvement program and may restrict or suspend the bank's operation when it determines that action is necessary.

Under the amendments to the Banking Law and its related orders and ordinances, which became effective as of April 1, 2002, a person who desires to hold 20% or, in exceptional cases 15%, or more of the voting rights of a bank holding company or a bank is required to obtain prior approval from the Prime Minister of Japan. In addition, the Prime Minister may request the submission of reports or materials from, or conduct an inspection of, the person who holds 20% or 15%, as the case may be, or more of the voting rights of a bank holding company or a bank if necessary to ensure the appropriate business operation of the bank.

Furthermore, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or bank must report its ownership of voting rights to the Director of the relevant local finance bureau within five business days. Likewise, except in some exceptional cases, any subsequent change of 1% or more in any previously reported holding or any change in material matters set out in reports previously filed must be reported.

As discussed above, the Bank of Japan also conducts inspections of banks similar to those undertaken by the FSA. The Bank of Japan Law (Law No. 89 of 1997, as amended) provides that the Bank of Japan and financial institutions may agree as to the form of inspection to be conducted by the Bank of Japan.

Law Concerning Trust Business Conducted by Financial Institutions. Under the Trust Business Law, joint stock companies that are licensed by the Prime Minister of Japan as trust companies are allowed to conduct trust business. In addition, under the Law Concerning Concurrent Operation for Trust Business by Financial Institutions, banks and other financial institutions, as permitted by the Prime Minister, are able to conduct trust business. The Trust Business Law was amended in December 2004 to expand the types of property that can be entrusted, to allow non-financial companies to conduct trust business and to allow a new type of registration to conduct only administration type trust business.

The Securities and Exchange Law. Securities companies in Japan are regulated by a number of laws, orders and ordinances, including the Securities and Exchange Law ("SEL"), and are overseen by the FSA. Any offering of securities must be filed with the director of the relevant local finance bureau (or, in certain cases, the Director of the Kanto Local Finance Bureau) of the Ministry of Finance. The FSA regularly conducts examinations of securities companies pursuant to the SEL and enforces periodic reporting requirements. The FSA can terminate a securities company's registration or suspend all or part of its business in the event of a violation of various provisions of the SEL.

The Investment Advisory Law. Investment advisory companies in Japan are also overseen by the FSA, which ensures the application of a number of laws, orders and ordinances, including the Law for Regulating Securities Investment Advisory Business ("Investment Advisory Law"). In keeping with its general oversight and regulatory powers, the FSA can order investment advisory companies to submit reports on their business, conduct unannounced examinations, and terminate their registration or suspend all or part of their business in the event of a violation of various provisions of the Investment Advisory Law.

Anti-Money Laundering Laws. Under the Law for Punishment of Organized Crimes and Regulation of Criminal Profits, banks and other financial institutions are required to report to the competent minister, in the case of banks, the Commissioner of the FSA, any assets which they receive while conducting their businesses that are suspected of being illicit profits from criminal activity.

Deposit Insurance System. The Deposit Insurance Law is intended to protect depositors if a financial institution fails to meet its obligations. The Deposit Insurance Corporation was established in accordance with that law. Banks and various other credit institutions participate in the deposit insurance system on a compulsory basis.

Under the Deposit Insurance Law, the maximum amount of protection is ¥10 million per customer within one bank. Since April 1, 2005, all deposits are subject to the ¥10 million maximum, except non-interest bearing deposits that are redeemable on demand and used by the depositor primarily for payment and settlement functions, which are fully protected without a maximum amount limitation. Currently, the Deposit Insurance Corporation charges insurance premiums equal to 0.115% on the deposits in current accounts, ordinary accounts and other similar accounts, which are fully protected as mentioned above, and premiums equal to 0.083% on the deposits in other accounts.

Personal Information Protection Law. With regards to protection of personal information, the new Personal Information Protection Law became fully effective on April 1, 2005. Among other matters, the law requires Japanese banking institutions to limit the use of personal information to the stated purpose and to properly manage the personal information in their possession, and forbids them from providing personal information to third parties without consent. If a bank holding company or other financial institution violates certain provisions of the law, the FSA may advise or order the bank to take proper action. Furthermore, stricter rules than the standards stated in the law have been introduced by the FSA's guidelines that are applicable to financial institutions.

Law Concerning Protection of Depositors from Illegal Withdrawals Made by Counterfeit or Stolen Cards. This new law, which was promulgated in August 2005 and is scheduled to become effective in February 2006, requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using counterfeit or stolen bank cards. The law also requires financial institutions to compensate depositors for any amount illegally withdrawn using counterfeit bank cards, unless the financial institution can verify that it acted in good faith without negligence, and there is gross negligence on the part of the relevant account holder.

Stock Exchanges Rules. As MUFG's and MUS's shares are listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, in addition to the SEL and other securities laws and regulations, MUFG and MUS are subject to the rules and regulations of those exchanges.

United Kingdom

As noted above, Mitsubishi UFJ Securities International plc conducts activities in the United Kingdom that are analogous to those of broker-dealers and banks contemplated by Rules 13d-1(b)(1)(ii)(A) and (B). In addition, Mitsubishi UFJ Asset Management (UK) Ltd. engages in activities in the United Kingdom that are analogous to those of investment advisers contemplated by Rule 13d-1(b)(1)(ii)(E). In conducting those activities, the above entities are subject to extensive regulation in the United Kingdom, which, taken together, is comparable to the regulatory regime applicable to such activities in the United States.

The U.K. regulatory regime generally applicable to the above entities has been described in previous no-action letters, in response to which no-action relief was granted. See, e.g., Credit Agricole S.A. (available April 4, 2005); Citigroup Inc. (available May 27, 2004); and Deutsche Bank AG (available Feb. 14, 2002). As of the date of this letter, there have been no material changes to the regulatory regime described in those previous no-action letters. See the letter from Slaughter and May attached hereto as Annex C.

Switzerland

As noted above, UFJ Bank (Switzerland) Ltd. conducts activities in Switzerland that are analogous to those of broker-dealers and banks contemplated by Rules 13d-1(b)(1)(ii)(A) and (B). In conducting those activities, UFJ Bank (Switzerland) Ltd. is subject to extensive regulation and on-going supervision by the Swiss Federal Banking Commission ("SFBC") in Switzerland, which, taken together, is comparable to the regulatory regime applicable to such activities in the United States.

The Swiss regulatory regime applicable to financial institutions in Switzerland has been described in previous no-action letters, in response to which no-action relief was granted. See, e.g., Banca del Gottardo (available Dec. 13, 2002); Swiss Bank Corporation (available Jan. 17, 1997); Merrill Lynch & Co., Inc. (available Nov. 24, 1993); Union Bank of Switzerland (available Nov. 23, 1992); and CS Holding (available Jan. 16, 1992). See also the letter from Dr. Urs Pulver, Niederer Kraft & Frey, attorneys-at-law, attached hereto as Annex D. Since the dates of these no-action letters, there have been no material changes that would impact the analysis of MUFG's request in this letter to the core principles of the Swiss regulation and supervision regime, although, as summarized below, certain amendments have been introduced to Swiss law as pertaining to the regulation of banks and securities dealers, including broker-dealers.

More specifically, the Swiss regulatory regime applicable to such banks and broker-dealers has been strengthened and adapted to the recent developments of international regulatory standards while certain technicalities and ratios have been modified. Those changes primarily serve the purposes of:

- subjecting securities dealers (*Effektenhändler*), including, among others, broker-dealers, to the regulation of, and supervision by, the SFBC under the Swiss Federal Statute on Stock Exchanges and Securities Dealers of March 24, 1995, as amended ("SESTA"), which entered into force on February 1, 1997 and which established a regulatory regime similar to that applicable to banks;

- adapting the capital adequacy and similar requirements to the Basle I standards, as amended, and the Basle II requirements, resulting in revisions to the Swiss law requirements that are or will be more stringent than the Basle I and the Basle II standards;

- imposing the capital adequacy requirements and liquidity requirements on a stand-alone basis as well as on a consolidated basis under a new amendment to the Swiss Federal Statute on Banks and Savings Banks of November 8, 1934, as amended ("Banking Statute"), as from January 1, 2005; and

- implementing a new regulation relating to the insolvency of banks and securities dealers under which the SFBC acts as the exclusively competent body in respect of any insolvency proceedings of banks and broker-dealers and is authorized to impose a number of protective measures (*Schutzmassnahmen*) in case of threatening insolvency.

In addition, there have been revisions to the Swiss Federal Statute on the Swiss National Bank ("SNB-Statute") and the implementing ordinance effective as from May 1, 2004. Under the revised SNB-Statute, (i) Swiss banks and securities dealers must comply with certain reporting and information duties vis-à-vis the Swiss National Bank which shall allow the latter, inter alia, to collect statistical data required to fulfill its monetary tasks and to contribute to the stability of the Swiss financial system, and (ii) banks must comply with minimum reserve requirements measured as a percentage of short-term liabilities denominated in Swiss francs owed by the bank in question (by contrast, the aggregate liquidity is subject to the regulation of the SFBC). The SFBC rather than the Swiss National Bank, however, continues to be the key regulator of Swiss banks and securities dealers.

It should also be noted that, as a foreign-controlled financial institution, UFJ Bank (Switzerland) Ltd. must obtain a so-called "supplementary license (*Zusatzbewilligung*)" in addition to the banking license (*Bankenbewilligung*) issued by the SFBC pursuant to the Banking Statute and the securities dealer license (*Effektenhändlerbewilligung*) also issued by the SFBC pursuant to the SESTA The SFBC grants such supplementary license upon confirmation of adequate overall supervision of the subject banking group or financial conglomerate by its home state regulator. Due to the change of control effected by the merger to form MUFG in October 2005, a new supplementary license was required of, and has been applied for by, UFJ Bank (Switzerland) Ltd. This application is currently pending with the SFBC.

II. Basis for Non-Action Relief

MUFG and the Designated Subsidiaries, while are domiciled outside the United States, are engaged in businesses similar to those engaged in by one or more of the classes of persons listed in Rule 13d-1(b)(1)(ii) under the Act ("Qualified Institutional Investors"). MUFG and the Designated Subsidiaries in the ordinary course of their businesses may from time to time purchase, or otherwise acquire or hold equity securities for their own account or for the account of their clients. As a result of the activities of MUFG, the Designated Subsidiaries and any member of the Group, MUFG or a Designated Subsidiary may be deemed the beneficiary owner of equity securities subject to the reporting requirements of Section 13(d) of the Act. Currently, when MUFG or a Designated Subsidiary is deemed the direct or indirect beneficial owner of more than 5% of a class of voting equity securities of issuers subject to the Section 12 registration requirements, MUFG or such Designated Subsidiary files either a Schedule 13D pursuant to Rule 13d-1(a) or a Schedule 13G pursuant to Rule 13d-1(c).

As the Commission has recognized, compliance with the disclosure requirements under Rule 13d-1(a) or Rule 13d-1(c) often imposes a substantial burden upon large institutional investors and their related companies. See Release Nos. 33-5609 and 34-11616. Rule 13d-1(b) lessens the beneficial ownership reporting burdens by allowing Qualified Institutional Investors and their parent holding companies to file reports of beneficial ownership on Schedule 13G. Although the Commission expanded the availability of Schedule 13G to passive investors and enlarged the category of Qualified Institutional Investors, the Commission has not extended the right to file on Schedule 13G to non-U.S. institutional investors, due to the Commission's concern that it might encounter "substantial enforcement difficulties" in ensuring that foreign entities would provide it with the information such entities would be required to furnish if filing on Schedule 13D. See Release Nos. 33-5915, 34-14692 and 34-39538.

However, as early as 1978, the Commission stated that it would entertain applications for exemptive orders submitted by foreign institutional investors requesting to report their beneficial ownership on Schedule 13G, when the acquisitions are made in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. See Release Nos. 33-5915 and 34-14692. The Commission reiterated its willingness to entertain such requests in its 1998 release where it stated that "any foreign institutional investor that would rather report on Schedule 13G as a Qualified Institutional Investor... may continue to seek no-action letter relief from the staff under current practices." See Release No. 34-39538. This request is submitted on that basis in order to reduce the substantial burden upon MUFG and the Designated Subsidiaries by allowing them to file reports of beneficial ownership on Schedule 13G under Rule 13d-1(b).

The Commission's basis for concern with foreign institutions filing on Schedule 13G as Qualified Institutional Investors is not present in this case. First, as discussed above, MUFG and the Designated Subsidiaries engage in business activities that, if they were located within the United States, would cause MUFG and the Designated Subsidiaries to fall within one or more of the classes of persons listed in Rule 13d-1(b)(1)(ii). Second, in each of the jurisdictions in which they operate, MUFG and the Designated Subsidiaries are subject to regulation comparable to that in the United States.

In addition, MUFG and the Designated Subsidiaries, by virtue of the activities of some of their subsidiaries in the United States, are subject to supervision and regulation by federal and state authorities. Moreover, because its shares are listed on the New York Stock Exchange, MUFG is also subject to regulation by the Commission as well as the New York Stock Exchange.

To alleviate any concern the Commission may have in this regard, MUFG and the Designated Subsidiaries agree to furnish or make available to the Commission, at the Commission's request, the information that would otherwise be required to be furnished by MUFG or a Designated Subsidiary in response to the disclosure requirements of Schedule 13D and any supporting material or documents to verify the accuracy of such information.

III. Conclusion

Based on the facts and representations set forth herein, MUFG and the Designated Subsidiaries respectfully request that the Division not recommend any enforcement action to the Commission if MUFG and the Designated Subsidiaries report beneficial ownership of registered equity securities on Schedule 13G as Qualified Institutional Investors provided it or they meet the conditions of clauses (i) and (iii) of Rule 13d-1(b)(1). Specifically, MUFG and certain of the Designated Subsidiaries wish to report their beneficial ownership as of December 31, 2005 and thereafter on Schedule 13Gs pursuant to Rule 13d-1(b). We believe a response by the Division favorable to MUFG and the Designated Subsidiaries would be consistent with the position taken by the Division in several instances referred to above.

MUFG and the Designated Subsidiaries understand that Schedule 13G will not be available in those instances where more than 5% of a class of registered equity securities is acquired or held with the purpose or effect of changing or influencing the control of the issuer of such securities or in connection with or as a participant in any transaction having such purpose or effect.

In addition, MUFG and the Designated Subsidiaries recognize that, under Rule 13d-1(b)(1)(ii)(G), to the extent that MUFG or other companies, including intermediate holding companies, which are not persons specified in Rule 13d-1(b)(1)(ii) or Designated Subsidiaries covered by the relief hereby requested, own in excess of 1% of a subject class of registered equity securities, and MUFG, a Designated Subsidiary or any such intermediate holding company is deemed to beneficially own in excess of 5% of a subject class of registered equity securities, directly or indirectly, MUFG, such Designated Subsidiary or any such intermediate holding company, as applicable, is required to report such ownership on Schedule 13D or on Schedule 13G as a passive investor.

Furthermore, MUFG and the Designated Subsidiaries acknowledge that they are familiar with the requirements of Rule 13d-1(b)(1)(iii), under which MUFG and the Designated Subsidiaries will inform any other person on whose behalf MUFG or a Designated Subsidiary holds, on a discretionary basis, more than 5% of any class of registered equity securities of any acquisition or transaction on behalf of such other person which might be reportable by such person under Section 13(d) of the Act.

We request the opportunity to speak with the staff in the event that the staff proposes to withhold the no-action relief requested herein. Should you have any questions or require any further information, please do not hesitate to contact the undersigned at +81-3-3597-6306.

Very truly yours,

Tong Yu

Tong Yu

Attachments

cc: Mitsubishi UFJ Financial Group, Inc.

ANNEX A

LIST OF DESIGNATED SUBSIDIARIES

Name	Jurisdiction	Categorization
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan	Bank
MU Investments Co., Ltd.	Japan	Investment Adviser
Mitsubishi UFJ Asset Management Co., Ltd.	Japan	Investment Adviser
Mitsubishi UFJ Trust and Banking Corporation	Japan	Bank
Mitsubishi UFJ Securities Co., Ltd.	Japan	Broker-Dealer
Mitsubishi UFJ Wealth Management Securities, Ltd.	Japan	Broker-Dealer
The Senshu Bank, Ltd.	Japan	Bank
UFJ Bank (Switzerland) Ltd.	Switzerland	Bank, Broker-Dealer
Mitsubishi UFJ Securities International plc	United Kingdom	Broker-Dealer, Bank
Mitsubishi UFJ Asset Management (UK) Ltd.	United Kingdom	Investment Adviser

ANNEX B

Mori Hamada & Matsumoto

Marunouchi Kitaguchi Building
1-6-5 Marunouchi, Chiyoda-ku
Tokyo 100-8222, Japan
tel 81 3 5223 7777
fax 81 3 5223 7666

January 23, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 U.S.A.
Attn: Mr. Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Re: Mitsubishi UFJ Financial Group, Inc.
Request to Report on Schedule 13G as Qualified Institutional Investors

Ladies and gentlemen:

We refer to the letter (the "Letter") dated January 23, 2006 and submitted to your attention by Paul, Weiss, Rifkind, Wharton & Garrison LLP on behalf of Mitsubishi UFJ Financial Group, Inc. ("MUFG") and certain of its non-U.S. subsidiaries (the "Designated Subsidiaries," as defined in the Letter). In the Letter, MUFG and the Designated Subsidiaries respectfully requested assurance that the Division of Corporation Finance (the "Division") will not recommend enforcement action by the U.S. Securities and Exchange Commission if MUFG and the Designated Subsidiaries report beneficial ownership of registered equity securities as required by the rules promulgated under Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Act"), on Schedule 13G based on Rule 13d-1(b)(1) of the Act rather than on Schedule 13D or on Schedule 13G as passive investors, notwithstanding the fact that it and/or they do not technically meet the definitions of the persons listed in Rule 13d-1(b)(1)(ii).

We have reviewed the Letter and hereby confirm that the descriptions pertaining to the Japanese regulatory regime contained therein are applicable to MUFG and its Designated Subsidiaries in Japan and that they fairly summarize such Japanese regulatory regime as of the date thereof.

This letter is rendered solely in connection with the Letter and is addressed only to the Division. It may not be relied on by any person for any reason, except by the

Division for the purpose of reviewing the Letter and granting the no-action assurance requested therein.

Sincerely yours,

MORI HAMADA & MATSUMOTO

By: ______________________________

Toru Ishiguro

SLAUGHTER AND MAY

One Bunhill Row
London EC1Y 8YY
T +44 (0)20 7600 1200
F +44 (0)20 7090 5000

CONFIDENTIAL

23 January 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 U.S.A.
FAO: Mr. Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Your reference

Our reference
RMF/APW

Direct line
+44 (0)20 7090 3001

Dear Sirs

MITSUBISHI UFJ FINANCIAL GROUP, INC.

We refer to the letter (the "**Letter**") dated January 23, 2006 and submitted to your attention by Paul, Weiss, Rifkind, Wharton & Garrison LLP on behalf of Mitsubishi UFJ Financial Group, Inc. ("MUFG") and certain of its non-U.S. subsidiaries (the "**Designated Subsidiaries**"). In the Letter, MUFG and the Designated Subsidiaries respectfully requested assurance that the Division of Corporation Finance (the "**Division**") will not recommend enforcement action by the U.S. Securities and Exchange Commission if MUFG and the Designated Subsidiaries report beneficial ownership of registered equity securities as required by the rules promulgated under Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended (the "**Act**"), on Schedule 13G based on Rule 13d-1(b)(1) of the Act rather than on Schedule 13D or on Schedule 13G as passive investors, notwithstanding the fact that it and/or they do not technically meet the definitions of the persons listed in Rule 13d-1(b)(1)(ii).

We have reviewed the Letter and hereby confirm that the descriptions pertaining to the U.K. regulatory regime contained therein (other than any statements pertaining to the comparability of the United Kingdom regulatory regime to that of the United States, on which we do not express any views) are applicable to MUFG and its Designated Subsidiaries in the United Kingdom and are accurate as of the date thereof. In this context, you should note that, in relation to the previous no-action letters to which the Letter refers:

1. the Citigroup Inc. letter describes regulation by the London Stock Exchange which is not applicable to the Designated Subsidiaries as these entities are not listed on the London Stock Exchange (please refer to section II of the letter dated May 26, 2004); and
2. the changes in regulation described in the Deutsche Bank A.G. letter have, since the date of that letter, been implemented (please refer to the section entitled "Operations in the United Kingdom" in the letter dated September 10, 2001).

Document number
CC060060083

This letter is rendered solely in connection with the Letter and is addressed only to the Division. It may not be relied on by any person for any reason, except by the Division for the purpose of reviewing the Letter and granting the no-action assurance requested therein.

Yours faithfully

Slaughter and May

ANNEX D

NIEDERER KRAFT & FREY

RECHTSANWÄLTE

Dr. Adolf E. Kammerer, LL.M.
Dr. Hans Niederer, LL.M.
Prof. Dr. Peter Forstmoser, LL.M.
Dr. Walter Meier, LL.M.
Dr. Peter R. Isler, LL.M.
Dr. Christian P. Meister
Dr. Ulrich Benz
Dr. Rolf P. Jetzer, H.E.E.
Dr. Ernst Felix Schmid, LL.M.
Dr. François M. Bianchi, LL.M.
Dr. Peter C. Honegger, LL.M.
Dr. Gaudenz G. Zindel, LL.M.
Dr. Markus A. Frey, LL.M.
Dr. Urs Pulver
Dr. Edgar H. Paltzer, LL.M.
Dr. Thomas Graf [1 2]
Dr. Dr. Thomas Sprecher, LL.M.
Dr. Thomas A. Frick, LL.M.
Dr. András A. Gurovits Kohli
Dr. Andreas Casutt, LL.M.
Dr. Philippe Weber, LL.M.
Fürspr. Daniela Schmucki-Fricker [1]
Prof. Dr. Isabelle Romy
Lic. Philipp Haas, LL.M.
Fürspr. Sibylle C. Grosjean
Lic. Daniel Eisele, LL.M.
Dr. Christoph Balsiger
Lic. Markus E. Kronauer [1]
Dr. Ulysses von Salis, LL.M.
PD Dr. Sandro Abegglen, LL.M.
Dr. Adrian W. Kammerer
Dr. Nina J. Frei
Lic. Debra E. Davatz Hörler
Lic. Andreas F. Vögeli
Lic. Thomas M. Brönnimann, LL.M.
Lic. Michaela Zehnder [2]
Lic. Aurora A. Ferraton [2]
Lic. Marc Schwitter
Lic. Edith Kreis-Kolb
Lic. Lukas Wyss
Lic. Christian M. Gutekunst
Lic. Ulrich Marti
Dr. Florence Guillaume
Lic. Nicolas Birkhäuser, LL.M.
Lic. Catherine Grun
Lic. Marco Häusermann, LL.M.
Dr. Andreas U. Rüd, LL.M.
Lic. Gian Andri Töndury, LL.M.
Lic. Manuel Werder, LL.M.
Fürspr. Daniel Schmid, LL.M.
Dr. Laurent Giovanoli
Lic. Angela Petzold
Dr. Valerie Meyer
Lic. Philipp Candreia, LL.M.
Lic. Ilona Schwarzenbach-Meixner
Lic. Saro A. Grano

Eingetragen im Anwaltsregister

[1] dipl. Steuerexperte
[2] nicht als Rechtsanwalt zugelassen

Konsulenten
Dr. Stefan Kraft, LL.M.
Prof. Dr. Dr.h.c. Walter R. Schluep
Prof. Dr. René Rhinow
Dr. Jakob Baer

Bahnhofstrasse 13
CH-8001 Zürich

Telefon +41-58-800-8000
Telefax +41-58-800-8080
E-Mail nkf@nkf.ch
Website www.nkf.ch

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 U.S.A.
Attn: Mr. Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

23 January 2006
URP/27430/elw

Mitsubishi UFJ Financial Group, Inc.

Ladies and gentlemen

I refer to the letter (the "Letter") dated January 23, 2006 and submitted to your attention by Paul, Weiss, Rifkind, Wharton & Garrison LLP on behalf of Mitsubishi UFJ Financial Group, Inc. ("MUFG") and certain of its non-U.S. subsidiaries (the "Designated Subsidiaries"). In the Letter, MUFG and the Designated Subsidiaries respectfully requested assurance that the Division of Corporation Finance (the "Division") will not recommend enforcement action by the U.S. Securities and Exchange Commission if MUFG and the Designated Subsidiaries report beneficial ownership of registered equity securities as required by the rules promulgated under Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Act"), on Schedule 13G based on Rule 13d-1(b)(1) of the Act rather than on Schedule 13D or on Schedule 13G as passive investors, notwithstanding the fact that it and/or they do not technically meet the definitions of the persons listed in Rule 13d-1(b)(1)(ii).

I have reviewed the Letter and hereby confirm that the descriptions pertaining to the Swiss regulatory regime contained therein are applicable to MUFG and its Designated Subsidiary in Switzerland, UFJ Bank (Switzerland) Ltd., and are accurate as of the date thereof.

Please note that my partners Dr. Hans W. Niederer and Dr. François Bianchi are members of the board of directors of UFJ Bank (Switzerland) Ltd.

This letter is rendered solely in connection with the Letter and is addressed only to the addressee stated above (the "Addressee"). It may not be relied on by any person other than the Addressee for any reason. I understand that a copy of this letter will be provided to the Division for the purpose of reviewing the Letter and granting the no-action assurance requested therein.

Sincerely yours,

Urs Pulver

Dr. Urs Pulver